UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

This report on Form 6-K is being furnished to announce that Ms. Su Baoyan (“Ms. Su”) has resigned as an independent non-executive director of the Company with effect from March 31, 2015 in the pursuit of her other personal affairs and consequent time constraints.

Ms. Su has confirmed that she has no disagreement with the board of directors of the Company (the “Board”) and there are no other matters with respect to her resignation that need to be brought to the attention of the shareholders of the Company or The New York Stock Exchange. Ms. Su has also confirmed that she has no claim and no right to claim whatsoever against the Company and its subsidiaries for fees, compensation for loss of office or otherwise howsoever.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Su for her valuable contributions towards the Company during her tenure of service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date:April 8, 2015	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman, Chief Executive Officer and Acting Chief Financial Officer